Exhibit 99.1

NR 15-05

Gold Reserve expands its Arbitral Award collection efforts to Luxembourg

SPOKANE, WASHINGTON, April 13, 2015

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) is pleased to report on recent developments occurring in Luxembourg in relation to its collection efforts of the US $740 million arbitral award dated September 22, 2014 (the “Award”) rendered against the Bolivarian Republic of Venezuela (“Venezuela”).

Luxembourg Asset Seizure Activities

Following the granting of the exequatur  (described below), the Company served on various Luxembourg banks, and on several occasions with the latest being April 13, 2015, the equivalent of writs of garnishment relating to over US $ 700 million interest payments on Venezuela sovereign bonds and any other funds owned by Venezuela.

These banks were chosen because they are designated as paying agents or transfer agents in listing memoranda relating to various bonds issued by Venezuela and listed on the Luxembourg Stock Exchange.  So far, the banks have denied holding funds for the account of Venezuela, which appears to contradict the information contained in the listing memoranda.  As a result, the Company intends to have the issue determined by the appropriate court or judge having jurisdiction in Luxembourg over such matters.

Luxembourg Proceedings

On October 28, 2014, the Company filed for and was granted an exequatur  (recognition and execution) of the Award by Tribunal d’arrondissement de et à Luxembourg.  As a result, in Luxembourg the Award is declared enforceable in the same manner as if it were a judgment handed down by a court of the Grand Duchy of Luxembourg and allows the Company to proceed with conservatory actions against Venezuela’s assets in the Grand Duchy of Luxembourg.

On January 12, 2015, Venezuela filed a notice of appeal of this decision in the Cour d’appel de Luxembourg (the “Luxembourg Court of Appeal”), reiterating, for the most part, the arguments made before, and dismissed by, the Paris Court of Appeal, to oppose the Company’s petition for exequatur.  In addition, Venezuela is raising some other argument of form specific to Luxembourg law, alleging non-compliance with language requirements of certain exhibits and of the exequatur  order itself, which, the Company believes, are dilatory, meritless and contradicted by the Court record.  In addition, Venezuela is asking for a stay of execution pending the determination of its application to annul the Award before the Paris Court of Appeal.

The Luxembourg Court of Appeal recently issued a scheduling direction, dividing Venezuela’s arguments in two and ordering that the arguments on form and the request for stay of execution be heard together, on May 21, 2015.  In accordance with the scheduling direction, the Company filed its response to Venezuela’s first set of arguments, on March 16, 2015.

The Company remains firmly committed to the enforcement and collection of the Award, including interest and costs, in full, and will continue to vigorously pursue all available remedies. The Award, now amounting to approximately US $750 million, continues to accrue interest at the rate of Libor plus 2% per annum.

Gold Reserve’s President Doug Belanger stated, “Luxembourg is another stepping stone in our plan to systematically and methodically enforce our collection rights under the Award.  As it has shown in France and in the United States, the Company will not sit idly and let Venezuela delay the settlement of our Award. While our preference is to reach an amicable agreement with Venezuela, we will continue to look for jurisdictions where we have reasons to believe that there are assets against which the Award can be enforced.”

Information regarding the Company can be found in its regulatory filings and by going to the following websites: www.goldreserveinc.com, www.sec.gov and www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” or “forward-looking information” as such terms are defined under applicable U.S. and Canadian securities laws (collectively referred to herein as “forward-looking statements”) with respect to the ICSID Arbitral Award related to the wrongful actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1).  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies such as, among other things, the Company’s ability to collect such Arbitral Award.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include the timing of and amount of collection of the Award, if at all.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable U.S. or Canadian securities laws.

Gold Reserve Inc.

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

 “Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”